Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Treasure Success International Limited	Hong Kong
Jerash Garments and Fashions Manufacturing Co., Ltd.	Jordan
Chinese Garments and Fashions Manufacturing Co., Ltd.	Jordan
Jerash for Industrial Embroidery Company Limited	Jordan
Al-Mutafaweq Co. for Garments Manufacturing Ltd.	Jordan
Jerash The First Medical Supplies Manufacturing Company Limited	Jordan
Mustafa and Kamal Ashraf Trading Company (Jordan) for the Manufacture of Ready-Make Clothes LLC	Jordan
Kawkab Venus Dowalyah Lisenaet Albesah	Jordan
Jiangmen Treasure Success Business Consultancy Co., Ltd.	PRC
Jerash Supplies, LLC	Delaware
Ever Winland Limited	Hong Kong
J&B International Limited	Hong Kong
Jerash Newtech (Hong Kong) Holdings Limited	Hong Kong